Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Earnings
Income before income taxes	$589	$885	$1,034	$1,474	$1,983
Fixed charges, excluding interest on deposits	123	131	118	254	250
Income before income taxes and fixed charges, excluding interest on deposits	712	1,016	1,152	1,728	2,233
Interest on deposits	43	43	68	86	116
Income before income taxes and fixed charges, including interest on deposits	$755	$1,059	$1,220	$1,814	$2,349
Fixed charges
Interest expense, excluding interest on deposits	$98	$104	$88	$202	$190
One-third net rental expense (a)	25	27	30	52	60
Total fixed charges, excluding interest on deposits	123	131	118	254	250
Interest on deposits	43	43	68	86	116
Total fixed charges, including interests on deposits	$166	$174	$186	$340	$366
Earnings to fixed charges ratios
Excluding interest on deposits	5.77	7.77	9.74	6.80	8.94
Including interest on deposits	4.54	6.09	6.56	5.33	6.42

(a)	The proportion deemed representative of the interest factor.